Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 26, 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 Aurora Horizons Fund (S000040227)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 1, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 353 to its registration statement, filed on behalf of its series, Aurora Horizons Fund (the “Fund”).  PEA No. 353 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 11, 2013 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. 367 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.	Staff Comment: Please provide a copy of the completed Fees and Expenses of the Fund table showing all applicable fees and expenses of the Fund.

Response:  The Trust responds by revising the Fees and Expenses of the Fund table to appear as follows:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class Y
Redemption Fee	None	None	None
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchases that are redeemed within 12 months of purchase)	None	1.00%	None
Maximum Deferred Sales Charge (Load) (as a percentage of purchases of $1,000,000 or more that are redeemed within 18 months of purchase)	1.00%	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Advisory Fees	2.00%	2.00%	2.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses(1)	0.45%	0.45%	0.45%
Dividends and Interest Expense	0.24%	0.24%	0.24%
Acquired Fund Fees and Expenses(1)	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.95%	3.70%	2.70%

(1)
These expenses are based on estimated amounts for the Fund’s current fiscal year.  The expenses of the Fund’s wholly-owned Subsidiary (defined below) are consolidated with those of the Fund and are not presented as a separate expense.

2.
Staff Comment:  Please explain the basis for why it is appropriate for the Fund to invest in unregistered funds and pooled investment vehicles, and state the extent to which the Fund intends to make such investments.

Response: The Fund’s investment philosophy is to allocate its capital to investment advisers that utilize a variety of “hedge fund” investment strategies in order to meet the Fund’s investment objective.  The Fund intends to invest its capital with such investment advisers primarily as allocations to Sub-Advisers to the Fund.  Fund assets not allocated to the Sub-Advisers will be managed by the Fund’s investment adviser, Aurora Investment Management L.L.C. (“Aurora”) and may be allocated to affiliated or unaffiliated publicly or privately offered U.S. or non-U.S. investment funds, including hedge funds, commodity pools, open-end or closed-end funds (each, an “Underlying Fund”) as a means of gaining exposure to investment strategies that the Fund is not able to access through sub-advisory relationships.  Generally, the Fund will seek to make direct investments selected by the Sub-Advisers to the Fund.  In the event the Fund invests in an Underlying Fund, any such holdings are generally expected to be “liquid” (i.e., would be able to be sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the Fund).  The Fund will not be invested in any Underlying Funds at its launch.  The Fund’s investment in unregistered hedge funds and pooled investment vehicles is limited to 10% of the Fund’s total assets.

3.
Staff Comment:  Please clarify the types of swap agreements the Fund may enter into, including specifically, but not limited to, whether the Fund will enter into total return swaps and credit default swaps.  To the extent that the Fund will write or sell credit default swaps, please confirm that the Fund will cover the full notional value of the agreement.

Response: The Trust responds supplementally by stating that the Fund may enter into a wide range of swaps, including: total return swaps, credit default swaps, commodity-linked swaps, currency swaps and interest rate swaps.  Each is disclosed in the prospectus and additional detail on the Fund’s trading in swaps is included in the statement of additional information.  The Trust further confirms that to the extent the Fund writes or sells credit default swaps, the Fund will cover the full notional value of the agreement as required by applicable rule or regulation.

4.
Staff Comment:  Please ensure risk disclosures related to the Fund’s use of warrants, forward currency contracts and over-the-counter transactions are included in the discussion of the Fund’s principal risks.

Response:  The Trust responds by including the following disclosure in the discussion of the Fund’s principal risks:

•
Warrants.  Investments in warrants involve certain risks, including the possible lack of a liquid market for resale of the warrants, potential price fluctuations as a result of speculation or other factors, and failure of the price of the underlying security to reach or have reasonable prospects of reaching a level at which the warrant can be prudently exercised (in which event the warrant may expire without being exercised, resulting in a loss of the Fund’s entire investment therein).

The Trust responds further by revising disclosure related to risks of investing in derivative securities to include over-the-counter transactions as follows:

•
Over-the-Counter (“OTC”) Transactions.  When the Fund enters into an OTC transaction, it relies on the counter-party to make or take delivery of the underlying investment.  Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.  In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC position at any time prior to its expiration.

The Trust responds further by noting supplementally that risks related to forward currency contracts were previously included in this section under “Currency and Forward Currency Contracts Risks.”

Prospectus – General Comments Related to the Wholly-Owned Subsidiary

5.
Staff Comment:  Please provide the basis for the Fund’s determination that income generated through the use of the wholly owned subsidiary of the Fund described in the discussion of the Fund’s principal investment strategies (the “Subsidiary”) will be “good income” as defined by the source of income requirements under Subchapter M of the Internal Revenue Code of 1986, as amended.  Please also confirm whether the Fund will obtain an opinion of legal counsel related to the use of the Subsidiary for this purpose.

Response:  Income generated through the use of the Subsidiary is expected to be “good income” under section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), as either a dividend or other income derived with respect to the Fund’s business of investing in stock, securities or currencies.  It is noted that the Internal Revenue Service has issued several private letter rulings to other funds holding that income from a wholly owned subsidiary that invests in commodities, similar to the Subsidiary, is good income under section 851(b)(2) of the Code.  The Trust and Aurora will obtain an opinion of counsel related to the use of the Subsidiary.

6.	Staff Comment: Please confirm the following with respect to the Subsidiary:

(a)	whether all expenses related to the use of the Subsidiary have been included in the Fees and Expenses of the Fund table;

(b)
whether the Subsidiary is managed pursuant to compliance procedures and policies that are substantially similar to the Fund’s, particularly as to those procedures and policies relating to investment policies and restrictions, leverage, liquidity, brokerage and valuation;

(c)	who will serve as investment adviser to the Subsidiary, and whether the adviser receives separate compensation from the Subsidiary;

(d)	that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and disclosed in the Fund’s annual and semi-annual reports filed with SEC;

(e)	that the Subsidiary will enter into an advisory contract pursuant to the requirements of 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”);

(f)	that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the Subsidiary’s board of directors;

(g)	whether the Subsidiary will have the same custodian and auditor as the Fund;

(h)	that the Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records; and

(i)	that the Subsidiary’s board of directors will execute the Fund’s post-effective amendments.

Response: The Trust responds by stating supplementally that:

(a)	All expenses related to the use of the Subsidiary have been reflected in the Fees and Expenses of the Fund table.

(b)
As disclosed in the prospectus, the Subsidiary will be subject to the investment policies and restrictions of the Fund, including those related to investment policies and restrictions, leverage, liquidity, brokerage and valuation.

(c)
The Subsidiary is advised by the Aurora.  Aurora will not receive separate compensation from the Subsidiary.  The Fund’s prospectus contains disclosure that the Fund may seek exposure to Underlying Funds and that, to the extent the Fund invests in Underlying Funds, shareholders of the Fund will indirectly bear the fees and expenses of any Underlying Funds, including fees paid to the managers of such Underlying Funds.

(d)	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and reported in the Fund’s annual and semi-annual reports to shareholders filed with the SEC.

(e)
While the Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary intends to enter into a management agreement that substantially complies with the requirements of Section 15(a).  The Subsidiary intends to enter into a management agreement with Aurora that: (1) is in writing; (2) will initially be approved by the Fund as the sole shareholder of the Subsidiary; (3) describes the compensation to be paid (i.e., Aurora will not be compensated by the Subsidiary); (4) will continue in effect for a period more than two years from the date of its execution only so long as the board or a majority of the outstanding voting securities approves its continuance annually; and (5) provides that it may be terminated on 60 days’ notice.

(f)
The Subsidiary’s board of directors will not comply with the requirements of Sections 10 and 16 of the 1940 Act.  The Subsidiary is not required to be registered as an investment company and, therefore, its board of directors is not subject to the requirements of Sections 10 and 16 of the 1940 Act.  The Fund is the sole shareholder of the Subsidiary and controls the Subsidiary.  The Subsidiary cannot take any extraordinary actions without the consent of the Fund.  The Fund believes that no additional shareholder protections would be provided by having the Subsidiary’s board of directors comply with Sections 10 and 16 of the 1940 Act and complying with Sections 10 and 16 of the 1940 Act could increase the costs associated with the Subsidiary through directors’ fees and additional administrative burdens.

(g)	The Subsidiary will have the same custodian and auditor as the Fund.

(h)	The Subsidiary will consent to service of process on the Subsidiary and examinations of Subsidiary’s books and records.

(i)	The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers